Exhibit 3.2

FORM OF

CERTIFICATE OF AMENDMENT
OF THE

CERTIFICATE OF INCORPORATION

OF

PROPETRO HOLDING CORP.

ProPetro Holding Corp., a corporation formed and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:      The board of directors of the Corporation duly adopted the following resolutions in accordance with the provisions of Section 141 and Section 242 of the Delaware General Corporation Law:

“RESOLVED, that the board of directors hereby declares it advisable and in the best interests of the Corporation that Article FOURTH of the Certificate of incorporation of the Corporation is hereby amended to add the following paragraph as the second  paragraph of Article FOURTH:

“Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the “Stock Split Effective Time”), each share of Common Stock issued and outstanding (or held in treasury) immediately prior to the Stock Split Effective Time (“Old Common Stock”) shall be automatically reclassified into [ • ] validly issued, fully paid and non-assessable shares of Common Stock without any further action by the Corporation or the holder of such shares of Old Common Stock (the “Common Stock Split”). Notwithstanding the foregoing, no fractions of a share of Common Stock shall be deliverable upon the Common Stock Split, and stockholders who otherwise would have been entitled to receive any fractional share of Common Stock, in lieu of receipt of such fractional share, shall be entitled to receive from the Corporation an amount in cash equal to the fair value of such fractional interest as of the Stock Split Effective Time as determined by the Board of Directors of the Corporation. From and after the Stock Split Effective Time, each stock certificate representing shares of Old Common Stock shall thereafter represent the number of shares of Common Stock equal to the same number of shares of Old Common Stock previously represented by such stock certificate, multiplied by [ • ] and rounded down to the nearest whole number; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of Common Stock to which such person is entitled as a result of the Common Stock Split based on the aggregate number of shares of Old Common Stock held by such person.”

SECOND: This amendment to the Certificate of Incorporation of the Corporation has been duly adopted by the board of directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and by the stockholders in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer this [ • ]th day of [ • ], 2017.

ProPetro Holding Corp.

By:
Dale Redman
Chief Executive Officer

[Signature Page to Certificate of Amendment of the Certificate of Incorporation of ProPetro Holding Corp.]